Exhibit 99.1

The Stars Group Provides Highlights and Performance Update for Investor Day

TORONTO, March 27, 2019 – The Stars Group Inc. (NASDAQ: TSG) (TSX: TSGI) will host its 2019 Investor Day today in New York City beginning at 8:00 am ET.

The day will include presentations by Executive Chairman Dave Gadhia, Chief Executive Officer Rafi Ashkenazi, Chief Financial Officer Brian Kyle, and other senior executives who will provide certain highlights and updates, including potential growth opportunities, medium-term financial and leverage targets, an update on Sky Betting & Gaming cost synergies and a first quarter 2019 performance update. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“The Stars Group is now a diversified global market leader with what we believe to be leading product offerings and an expansive geographic reach. Building on this strong foundation, we are introducing medium-term growth targets as we continue to progress with our vision to be the world’s favorite iGaming destination,” said Mr. Ashkenazi.

“Looking ahead, we will strive to enhance our leadership positions within the high-growth markets in which we operate, as well as leverage the full suite of assets and capabilities across our businesses to provide what we believe to be the most exciting and engaging gaming experience to our customers. With powerful structural growth drivers in our industry, including a broad trend towards locally licensed online gaming, we believe that as one of the most licensed online gaming operators in the world, with proprietary technology that supports a highly scalable business model with limited capex, we are well-positioned to capitalize on this trend.  We are focused on using our competitive advantages to continue to deliver strong organic growth and steady free cash flow generation to support our accelerated deleveraging plans while driving long-term shareholder value,” concluded Mr. Ashkenazi.

Financial and Leverage Targets

In conjunction with its Investor Day, The Stars Group is announcing the following financial and leverage target ranges that it currently believes it has an opportunity to achieve over the three to five year period from its previously announced full year 2019 financial guidance ranges, as applicable:

•	Annual Constant Currency Revenue growth of 8% to 12%;
•

Adjusted EBITDA Margin range broadly in line with the implied Adjusted EBITDA Margin from The Stars Group’s 2019 financial guidance, with fluctuations during the period based on potential investments in new and existing markets to support growth;

•	Annual Adjusted Diluted Net Earnings per Share growth of at least 10%; and
•	Leverage of 3.5x or lower.

Supporting assumptions are detailed below in “Financial and Leverage Target Assumptions”.

Constant Currency Revenue, Adjusted Diluted Net Earnings per Share, Adjusted EBITDA Margin, and Leverage are non-IFRS measures. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures”.

Sky Betting & Gaming Cost Synergies

The Stars Group has identified incremental recurring cost synergies beginning in 2020 from its acquisition of Sky Betting & Gaming and related operational efficiencies across the International and United Kingdom segments of approximately $30 million, for a currently expected total of approximately $100 million per year. The Stars Group continues to expect related implementation costs to remain at approximately $84 million, the majority of which will be incurred in 2019.

First Quarter 2019 Performance Update

With respect to the first quarter of 2019, The Stars Group currently expects that consolidated revenue and Adjusted EBITDA will be in-line and consistent with its expectations and assumptions used in its previously announced 2019 full year financial guidance. In particular, it expects International segment revenues of approximately $345 to $355 million with strong underlying growth in most markets offset by certain market closures, challenging operating conditions in other markets, and unfavorable movements in foreign exchange rates. On a local currency basis, The Stars Group also expects strong operational trends in the United Kingdom segment, with mid-teens growth in Stakes, high double-digit growth in Gaming revenue and Adjusted EBITDA Margin slightly higher than the prior year period. The Stars Group expects that Betting Net Win Margin for the first quarter will be between 6% and 7%, which is at the lower end of its historical range, primarily due to the success of its Cheltenham Festival promotions, which contributed to over 20% growth in QAUs in that segment and which The Stars Group believes will support its anticipated double-digit United Kingdom revenue growth in the full year in local currency. The Australia segment had strong first quarter revenue growth of over 75% year-over-year in local currency.

The foregoing represent The Stars Group’s current estimates as it relates to the anticipated performance of its three reporting segments for the first quarter of 2019, including, as it relates to the United Kingdom and Australia segments, as if it had completed the acquisitions of Sky Betting & Gaming and BetEasy on January 1, 2018. These estimated anticipated results are based solely on information available to The Stars Group as of the date of this news release, and are subject to change.

Live Presentation, Conference Call and Webcast Details

The Stars Group will host an Investor Day in New York City on Wednesday, March 27, 2019 at 8:00 a.m. ET.  Presentations by members of executive management are expected to conclude at approximately 12:00 p.m. ET.

•	This event will be webcast live at approximately 8:00 a.m. ET and can be accessible through http://www.webcasthd.com/tsg
•	Presentation slides will be posted prior to the start of the event to www.starsgroup.com under The Stars Group, Investor Relations, Financial and Corporate Information.

Financial and Leverage Targets Assumptions

These unaudited financial and leverage targets reflect management’s view of current and future market and business conditions, in particular over the next five years, including certain accounting assumptions and assumptions of: (i) expected Betting Net Win Margin of approximately 9% (reflecting the long-term average); (ii) no material changes in the current challenging operating conditions in certain markets from prior regulatory changes, including constraints on payment processing, and no material changes to current expectations with respect to certain macroeconomic or political events, including Brexit; (iii) no other material regulatory events or material changes in applicable taxes or duty rates; (iv) no material change in The Stars Group’s current estimate of its aggregate addressable U.S. market size of approximately 23 states and $9.3 billion by 2025; (v) no material foreign currency exchange rate fluctuations, particularly against the Euro, Great Britain pound sterling and Australian dollar;  (vi) no material impairment or write-down of the assets to which depreciation and amortization relates; (vii) no material change in the prevailing EURIBOR or LIBOR rates as at December 31, 2018 and no material adverse impact on applicable hedging counterparties; (viii) no material change in the mix of taxable income by jurisdiction, rate of corporate tax or tax regimes in the jurisdictions in which The Stars Group currently operates; (ix) no material change in the geographies where The Stars Group currently offers its products; and (x) no material change in The Stars Group’s Diluted Shares.

Such targets are based on a Euro to U.S. dollar exchange rate of 1.135 to 1.00, a Great Britain pound sterling to U.S. dollar exchange rate of 1.31 to 1.00 and an Australian dollar to U.S. dollar exchange rate of 0.712 to 1.00, Diluted Shares of 277,000,000, and certain accounting assumptions.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in

Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain growth, financial and operational expectations and projections, such as certain future growth opportunities, plans and strategies, certain financial items relating to medium-term financial and leverage targets, expected cost synergies and implementation costs to realize such synergies, and expected first quarter 2019 performance results. Forward-looking statements and information can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including the assumptions set forth in this news release, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: customer and operator preferences and changes in the economy; reputation and brand growth; competition and the competitive environment within addressable markets and industries; macroeconomic conditions and trends in the gaming and betting industry; ability to predict fluctuations in financial results from quarter to quarter, including as a result in fluctuations in Betting Net Win Margin; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including, without limitation, Sky Betting & Gaming and BetEasy; an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the acquisition of Sky Betting & Gaming and the Australian acquisitions; applicable law; ability to mitigate foreign exchange and currency risks; legal and regulatory requirements; potential changes to the gaming regulatory framework; the heavily regulated industry in which The Stars Group carries on its business; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; social responsibility concerns and public opinion; protection of proprietary technology and intellectual property rights; intellectual property infringement or invalidity claims; and systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information. These factors are not intended to represent a complete list of the factors that could affect The Stars Group; however, these factors as well as other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2018, including under the heading “Risk Factors and Uncertainties”, and in its management’s discussion and analysis for the year ended December 31, 2018 (“2018 Annual MD&A”), including under the headings “Caution Regarding Forward-Looking Statements”, “Risk Factors and Uncertainties” and “Non-IFRS Measures, Key Metrics and Other Data”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities in the future, should be considered carefully. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information in this news release are expressly qualified by this cautionary statement. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial and operational performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business, identifying and evaluating trends, and making decisions. The Stars Group believes that such non-IFRS financial measures provide useful information about its underlying, core operating results and trends, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

Although management believes these non-IFRS financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies any may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, net earnings (loss) on associate, and certain other items. In addition, as previously disclosed, The Stars Group makes adjustments for (i) the re-measurement of contingent consideration, which was previously included in, and adjusted for through, interest accretion, but starting with The Stars Group’s interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2018 (the “Q3 2018 Financial Statements”), it is a separate line item, (ii) the re-measurement of embedded derivatives and ineffectiveness on cash flow hedges, each of which were new line items in the Q3 2018 Financial Statements, and (iii) certain non-recurring tax adjustments and settlements. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates. Adjusted Net Earnings and any other non-IFRS measures used by The Stars Group that relies on or otherwise incorporates Adjusted Net Earnings that was reported for previous periods have not been restated under the updated definition on the basis that The Stars Group believes that the impact of the change to those periods would not be material.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc. divided by Diluted Shares. Diluted Shares means the weighted average number of common shares of The Stars Group (“Common Shares”) on a fully diluted basis, including options, other equity-based awards such as warrants and any convertible preferred shares of The Stars Group then outstanding. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ.

Constant Currency Revenue means IFRS reported revenue for the relevant period calculated using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar. Currently, The Stars Group provides Constant Currency Revenue for the International segment and its applicable lines of operations. It does not currently provide Constant Currency Revenue for the United Kingdom and Australia segments because The Stars Group does not have comparative periods for these segments.

Leverage means Net Debt divided by trailing twelve month Adjusted EBITDA.

Net Debt means total long-term debt less operational cash.

For additional information on certain of The Stars Group’s non-IFRS measures and the reasons why it believes such measures are useful, see above and the 2018 Annual MD&A, including under the headings “Management’s Discussion and Analysis”, “Non-IFRS Measures, Key Metrics and Other Data”, “Segment Results of Operations” and “Reconciliations”.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the Betting line of operation for the period specified.

Betting Net Win Margin means Betting revenue as a proportion of Stakes.

QAUs for the United Kingdom reporting segment (which currently includes the Sky Betting & Gaming business operations only) means quarterly active unique customers (online and mobile) who have settled a Stake or made a wager on any betting or gaming product within the relevant period. The Stars Group defines active unique customer for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation.

The Stars Group is also in the process of integrating its recent acquisitions, as applicable, and implementing its recently changed operating and reporting segments, and once complete, The Stars Group may revise or remove currently presented key metrics or report certain additional or other measures in the future.

For additional information on The Stars Group’s key metrics and other data, see the 2018 Annual MD&A, including under the headings “Non-IFRS Measures, Key Metrics and Other Data” and “Segment Results of Operations”.

For investor relations and media inquiries, please contact:

Vaughan Lewis

Group Director of Investor Relations and Corporate Communications

Tel: +1 437-371-5730

ir@starsgroup.com

press@starsgroup.com